

April 6, 2021

John Bremner
Chief Executive Officer
Swiftmerge Acquisition Corp.
2710 Rosebery Avenue
West Vancouver, BC V7V3A2

> **Re: Swiftmerge Acquisition Corp.**
> **Registration Statement of Form S-1**
> **Filed March 23, 2021**
> **File No. 333-254633**

Dear Mr. Bremner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary
Redemption of public shares and distribution, page 34

1.   We note your response to our prior comment 1. Please also disclose whether shareholders may redeem their shares in connection with any proposal to extend the 24 month time period during which you may consummate a business combination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact William Schroeder at (202) 551-3294 or John Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Matthew R. Pacey, Esq.